Mail Stop 4561

January 30, 2008

By U.S. Mail and Facsimile (404) 322-6313

William A. Long
President and Chief Executive Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621-3404

Re: Yadkin Valley Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 15, 2008
File No. 333-145628

Dear Mr. Long:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5

1.   We note your response to our prior comment no. 30. However, it does not appear that an amended Exhibit 5.1 was filed with Amendment No. 1. We reissue comment 30.

Exhibit 8

2.   Reliance on an opinion can be limited with regard to purpose but not person. Please obtain a revised opinion deleting such language in the final paragraph.

Form 10-K

Summary Compensation Table, page 162

3.   We note your response to our prior comment no. 35. We believe, however, that most corporations of any significant size are likely to have more than two officers involved in policy-making at some level. Please revise to include the disclosure required under Item 402 of Regulation S-K for the three most highly compensated officers whose salary exceeds $100,000 other than the PEO and PFO. Alternatively, explain to the staff with regard to each officer whose compensation is above that level why they do not qualify as executive officers under 402.

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Closing Comments

        As appropriate, please amend your registration statement in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Sharon Blume, Senior Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

                                        Sincerely,

                                        William Friar
                                        Senior Counsel

cc: Neil E. Grayson, Esq.
        Nelson Mullins Riley & Scarborough, LLP
        104 South Main Street, Suite 900
        Greenville, South Carolina 29601